Exhibit 6.1

Master License Agreement

THIS MASTER LICENSE AGREEMENT is made this May 16, 2023

BETWEEN:

(1)	SOCIETE CIVILE POUR L’OEUVRE ET LA MEMOIRE D’ANTOINE DE SAINT-EXUPERY - SUCCESSION SAINT-EXUPERY - D’AGAY (POMASE), a French company with its head office at 13, Boulevard Edgar Quinet, 75014 Paris, France, hereinafter referred to as “POMASE” and/or ‘the Licensor’, duly represented by its President Mr. Olivier d’Agay.

AND

(2)	Tesseract Collective, Inc., a Delaware corporation with its principal place of business at 45 Rockefeller Plaza, 20th Floor, New York, New York 10111, U.S.A., hereinafter “the Licensee”, duly represented by Mr. Richard Seet.

AND IN THE PRESENCE OF:

(3)	Caravanserai Partners SL

a Spanish company

Registered in the Spanish ID company, under the number B67301341

With its head office in Avda De La Generalitat, 216 4°1, 08174 Sant Cugat, Barcelona Spain

Hereinafter called the “Agent”, duly represented by Guillem Rey.

PREAMBLE

1-	POMASE has been incorporated by the successors and beneficiaries of the Saint-Exupéry legacy to manage its global rights such as: Intellectual Property rights, copyrights, derivated rights, as well as the Industrial Property rights (amongst them the trademarks filed and registered worldwide) and all the rights which may relate to the Antoine de Saint Exupéry works created during his life (1900-1944) amongst them : LE PETIT PRINCE (THE LITTLE PRINCE-1943), COURRIER SUD (1929), VOL DE NUIT (1931), TERRE DES HOMMES (1939), PILOTE de GUERRE (1942), and to his name and image.

2-	POMASE has developed the Licensing business related to the above cited rights worldwide, with full power for POMASE to use its copy rights and its trade marks, including dealing and signing any licensing agreement with third parties for merchandising or services applications and collecting the royalties paid by the Licensees.

3-	POMASE had appointed the Agent as its non-exclusive Agent for the licensing and merchandising rights in the Territory as defined in schedule 1 to help the development of its business

4-	The Licensee has been introduced to POMASE by the Agent in order to develop a new business of Licensing based on new digital Art inspired by the Property “The Little Prince” (Le Petit Prince) belonging to POMASE hereafter identified as CODAs ( Collaborative Original Digital Artworks).

WHEREAS

A.	The Licensor is the owner of or otherwise entitled to license and exploit the copyrights, goodwill, design rights, trademarks and other rights in the artwork characters and other matter described as “the Property” in the Schedule hereto;

B.	Licensor has the right to grant licences to others to create, manufacture, market, sell, distribute, promote and/or publish (inter alia) the products, articles, or other merchandise or services more particularly described in the Schedule hereto as the licensed “Collaborative Original Digital Artworks (“CODAs”)”; and

Licensee Agreement POMASE – Tesseract Collective, Inc.	1/15

C.	By virtue of the License Agreement, effective as of January 31, 2022 as amended on June 22, 2022 (“2022 License Agreement”), Licensee acquired the exclusive rights from SOGEX a 100% subsidiary of POMASE to use the Property for the creation of Digital Art Pieces and Encrypted Digital Art Pieces offered to the public for purchase via an online platform as non-fungible tokens (“NFTs”)

D.	The Parties wish to declare the 2022 License Agreement to be terminated, cancelled and null and void with immediate effect, and wish to enter into this License Agreement to enable Licensee to acquire the exclusive rights to use the Property for the creation of CODAs, and for Licensee to have the master license for the commercial exploitation of CODAs in all merchandise categories on a worldwide basis, with the exception of NFTs, which shall be considered a prohibited category under this Master License Agreement.

NOW IT IS HEREBY AGREED as follows:

1.	DEFINITIONS

In this Agreement except so far as the context otherwise requires the following expressions shall have the following meanings:

1.1	the Accounting Dates means	30 April, 30 July, 31 October and 31 January in each year during which sales CODA Merchandise are permitted under this Agreement

1.2	the Basic Material means	basic reference drawings or specifications of the Property

1.3	the Branding means	the brand names, trademarks and names specified in the Schedule

1.4	the Guarantee means	the guaranteed Royalty payment specified in the Schedule

1.5	the Licence means	the exclusive right by way of licence, in the Territory, to use the Property:

(i) upon or in connection with the creation, design, development and/or manufacture of CODAs based on the Materials that are inspired by and use the Property, and

(ii) to manufacture, have manufactured, sell and distribute licensed products and merchandise based on CODAs (“CODA Merchandise”) and,

(iii) to use the Presentation Materials in relation to the marketing promotion, advertising and sale of CODA Merchandise in all media channels, including traditional media, digital media and social media, and,

and

(iv) the right to grant sub-licenses and/or form other legal relationships in Licensee’s discretion as appropriate with third-parties to enable Licensee to carry out the objectives of the Rights.

(v) the first option to license CODAs for CODA Merchandise to Licensor’s existing Classic licensees for the Property.

1.6	the Licence Period means	the term of the licence granted by this Agreement, as defined in the Schedule

1.7	the Materials means	the library of original artwork and sketches owned or controlled by Licensor and a style guide to be provided by Licensor

1.8	the CODAs means	derivative works incorporating elements of both the Property and creative expression or work of a third-party collaborator

Licensee Agreement POMASE – Tesseract Collective, Inc.	2/15

1.9	the Presentation Materials means	material used in connection with the sale and marketing of items of CODA Merchandise including packaging, swing tags and other labels, signs, outers and other point of sale material, as well as any advertising or publicity materials including, without limiting the foregoing, catalogues

1.10	the Property means	the copyright, goodwill, trademarks, design right and other rights in the artwork, characters or other matter described in the Schedule

1.11	the Rights means	the rights in the Property granted in this Agreement

1.12	the Royalties means	the sums payable by the Licensee to the Licensor in respect of sales CODA Merchandise as defined in Schedule 1.

1.13	the Samples means	true and accurate samples of any digital Materials to be produced under this Agreement

1.14	the Territory means	the countries in which the Rights are exercisable, as listed in the Schedule

1.15	the Granted Language means	the languages defined in Schedule 1.

1.16	Initial CODA Merchandise Sales	means two (2) years from the execution of this Agreement.

1.17	CODA Merchandise means	All product merchandising categories; the following list is illustrative and non-exclusive: Apparel; footwear, bedding, handbags, travel goods, home décor, jewelry, health and beauty, toys and games, media (e.g. live immersive experiences); except for NFTs, which is a prohibited category under this Agreement

2.	GRANT OF RIGHTS

In consideration of the sums paid or to be paid in accordance with Clauses 4 and 5 and subject to compliance by the Licensee with its obligations hereunder the Licensor hereby grants to the Licensee the exclusive license for the period specified in the Schedule attached hereto subject to earlier termination by the Licensor pursuant to Clauses 9.7, 11.7, 13.2, 13.3, 17 and 25 hereof.

3.	LICENCE TERRITORY

3.1	The Licence here granted shall be exercised by the Licensee only within the Territory and in the Granted Language.

4.	GUARANTEE

The Licensee shall pay to the Licensor on the signing of this Agreement (together with any applicable Value Added Tax) the sum(s) more particularly shown in the Schedule hereto which are to be advance payments of Royalties and which shall not be repayable in whole or in part or in any event but which shall be recoupable and creditable against earned Royalties (“the Guarantee”). It is agreed that in the event no royalties shall become payable the aforesaid sum shall in no circumstances become repayable to the Licensee.

5.	ROYALTIES

5.1	The Licensee shall pay to the Licensor a royalty in an amount equal to the rates specified in the Schedule hereto in respect the CODA Merchandise sold by the Licensee or on its behalf and calculated upon the Net Profits of the CODA Merchandise.

The term “Net Profits” shall mean:

For the sale of CODA Merchandise: the Licensee’s gross receipts realized from sales of CODA Merchandise by sub- licensees and/or other partners less direct third-party expenses, including (i) taxes; (ii) currency conversion; (iii) exchange fees; (iv) other verified third-party fees and costs; (v) marketing expenses; (vi) fees paid to agents or sub-agents; and (vii) fees paid to collaborators, if any.

Licensee Agreement POMASE – Tesseract Collective, Inc.	3/15

5.2	With any Licensee’s statement delivered (pursuant to Clause 6.1 below) for a period including a date indicated in the Schedule hereto as involving the “Guarantee”, the Licensee shall pay to the Licensor the amount, if any, by which cumulative Royalties paid with respect to sales in the Territory during any period or periods governed by the Guarantee provision or any Guarantee provision contained in any agreement extending the term hereof, fall short of the amount of the Guarantee for such period.

5.3	Notwithstanding anything hereinabove to the contrary, in the event of the Licensee’s material breach of this Agreement (which breach is not cured within thirty (30) days of the Agent’s and Licensor’s written notice to the Licensee thereof) the Licensee agrees that any and all Guarantees due hereunder shall become immediately due and payable as the Licensor’s liquidated damages, regardless of whether the Licensor also exercises its rights hereunder to terminate this Agreement because of such breach.

6.	ACCOUNTING

6.1	The Licensee shall within thirty (30) days after each Accounting Date deliver to the Licensor:

6.1.1	a statement giving particulars of all sales disposals or receipts separately for each item comprising the CODA Merchandise effected by the Licensee during the previous quarter and showing sale prices and the total Royalties payable in respect thereof;

6.1.2	payment for the full amount of the Royalties shown as payable together with any further sum required to satisfy any applicable Guarantee.

6.2	Acceptance by the Licensor of any Royalties shall not prevent the Agent and/or the Licensor at any later date disputing or demanding particulars from the Licensee as to the calculation of the same and neither shall acceptance of any sum by the Licensor constitute a waiver of any breach of any term of this Agreement by the Licensee if any such shall have occurred.

6.3	If the Licensee shall fail to render a statement or pay the Royalties due to the Licensor by the dates specified in Clause 6.1 above or pay any Guarantees or other sum due to the Licensor lawfully in connection with the Property within thirty (30) days after the same shall become due, then the Licensor shall, in addition to all other remedies of the Licensor provided for herein or at law, be entitled to charge interest on all sums remaining due and outstanding with effect from the date when the payment first became due until the date of payment in full at a rate of 1% above the base rate of Banque HSBC applicable on the date when the payment first became due.

6.4	Should the Licensor have occasion to instruct solicitors by reason of the Licensee’s failure to render statements and/or the details referred to in sub-clause 6.1 or to pay Royalties the Licensee shall on demand indemnify the Licensor in respect of any and all reasonable legal fees incurred as a result on a full indemnity basis.

7.	MAINTENANCE AND INSPECTION OF ACCOUNTS

The Licensee undertakes and agrees:

7.1	to keep proper records and books of accounts relating to all dealings with the CODA Merchandise and to make all such entries therein as may be necessary to enable the amount of Royalties to be ascertained. The Licensee shall within a reasonable time following the request of the Agent and/or Licensor or in any event within three (3) months of the end of each financial year of the Licensee deliver to the Licensor a certificate signed by the Licensee’s auditors or Finance Director stating that the amount of Royalties paid by the Licensee to the Licensor in the preceding financial year is correct and represents the total Royalties due and payable to the Licensor upon all sales of the CODA Merchandise by the Licensee pursuant to the terms and conditions of this Agreement;

7.2	to permit the Agent and/or Licensor or its duly authorised representatives once per calendar year at all reasonable times at any time during normal business hours and upon fifteen (15) calendar days prior notice, and on request to audit and inspect and take copies or extracts from relevant records or accounts and to give them such further information as they may reasonably require to enable the amount of the Royalties to be verified. If any such audit or inspection shall reveal an underpayment then the Licensee shall pay such amount immediately to the Licensor together with interest thereon at 2% above the base rate of applicable on the date when payment first became due and if such underpayment shall be equal to or exceed five percent (5%) of the amount previously reported by the Licensee in respect of the Accounting Period being the subject of such inspection then the Licensee shall in addition bear all audit and inspection costs of the Agent and/or Licensor ;

Licensee Agreement POMASE – Tesseract Collective, Inc.	4/15

7.3	to preserve all relevant records and accounts for a period of not less than five (5) years from the expiration or termination of this Licence or from the delivery to the Agent and/or the Licensor of the last of all Royalty statements due hereunder whichever shall be the later.

8.	CODAS

8.1	On the signing of this Agreement the Agent shall supply the Materials to the Licensee. All CODAs shall be based on the Materials, and shall be supplied by the Licensor or be carried out by the Licensee both at the cost of the Licensee.

8.2	The Materials and all other artwork, drawings, designs, transparencies, texts and other material using or relating to the Property in the hands of the Licensee from time to time shall be returned to the Licensor following initial production of the CODAs upon request therefor by the Licensor and in any event immediately upon expiration or termination of this Agreement.

9.	APPROVALS

The Licensee agrees that the Licensor shall have the right of approval of the materials comprised in the CODAs and Presentation Materials and the appearance quality and design of the Materials and that no manufacture selling advertising or marketing of the CODAs shall take place without the prior written consent of the Licensor, which shall not be unreasonably withheld or delayed. The Licensee further agrees and undertakes that:

9.1	Within the first contract year, the Licensee shall forward to the Agent and Licensor for its approval rough visual designs of all items comprised in the CODAs and all Presentation Materials of whatsoever kind relating thereto together with such other details or digital samples concerning the composition of the CODAs as the Agent or the Licensor may from time to time reasonably request.

9.2	Before commencing the exercise of any of the Rights the Licensee shall provide to the Licensor and to the Licensor’s Agent for its approval one (1) digital Sample of each proposed item of Material. The Agent shall notify the Licensee within ten (10) working days of receipt if supplied by e-mail as to whether the digital Samples are approved. IT IS AGREED that there shall be no exercise of any of the Rights unless and until express written prior approval of the Samples shall be given to the Licensee by theLicensor .. If the Agent shall not have indicated approval of the digital Samples within ten (10) working days then the Samples shall be deemed not to have been approved. Any rejection of the digital Samples by Licensor must state the reasons with particularity along with the rejection to enable Licensee to address any perceived concerns in a timely manner.

The Samples can’t be exploited if they are not approved.

9.3	The Licensee shall at all times ensure that all Materials conform in image style and approach to that of the Agent in relation to the Property and the Licensee shall consult with the Agent regarding the Licensee’s marketing policy and approach to any advertising campaign for the CODAs.

9.4	The Licensee shall market the CODAs under the Branding in Licensee’s reasonable discretion.

9.5	No film or television commercial featuring the Property or CODAs shall be made without prior written consent from the Licensor.

9.6	The Licensee acknowledges that production, sale or distribution of any Materials or any component thereof prior to approval by the Licensor in accordance with the approvals procedure set out in this Clause 9 or to a standard below that required by this Agreement will be deemed a material breach of this Agreement. In such an event the Licensor may demand the immediate withdrawal and destruction of all such non-approved items and the Licensee agrees that, in addition to all other remedies of the Licensor provided for herein or generally at law, any and all Guarantees and Royalties due hereunder shall become immediately due and payable as the Licensor’s liquidated damages, regardless of whether the Licensor and the Licensor also exercises its rights hereunder to terminate this Agreement because of such breach.

10.	QUALITY CONTROL

10.1	The Licensee warrants that all Materials manufactured and sold or used under the terms of this Agreement shall conform in all material respects with the digital Samples provided in accordance with Clause 9 above and approved by the Licensor.

10.2	The Licensee shall provide digital samples of any amended altered or new Materials to be introduced during the term of this Agreement prior to the release thereof for approval in accordance with Clause 9 above.

Licensee Agreement POMASE – Tesseract Collective, Inc.	5/15

10.3	Not later than the first day of the launch of CODA Merchandise, the Licensee shall deliver to Agent free of charge one (1) of each article of CODA Merchandise which shall not be for the purpose of resale and which shall be royalty free.

10.4	The Licensor and/or the Agent shall be entitled, subject to reasonable notice, (but not more frequently than once every six months) to inspect the Licensee’s current stock of the CODA Merchandise.

10.5	The Licensee shall put in place commercially reasonable and customary quality control procedures relating to the Materials and ensure their implementation by skilled personnel.

10.6	The Licensee shall notify the Agent of all complaints received by the Licensee as to the quality of any Materials.

10.7	The Licensee acknowledges that neither the Agent nor the Licensor are competent to determine whether any of the Materials are safe for sale or dissemination to the public and that any examination or checks made by the Agent are principally to ensure protection of the Property and any approval given by the Agent shall in no way detract from the Licensee’s duties in or obligations under this Agreement.

11.	COPYRIGHT AND TRADEMARKS

11.1	The Licensee agrees that unless otherwise agreed in writing by the Licensor all units of the Materials and trade fair stands (if any) shall bear the credits and copyright and trademark notices or symbols specified in the Schedule together with such additional copyright and trademark notices as the Licensor may notify to the Licensee from time to time. On very small items comprised in the CODAs the Licensee may, with the prior written approval of the Licensor, incorporate an abbreviated copyright notice as specified in the Schedule. The Licensee shall be free to utilise its own trade marks or dress in relation to the CODAs but the Licensee undertakes not to associate the Property with any other trade marks or dress so used and not to do or allow any other act which would in any way impair the rights of the Licensor with respect to the Property. Being specified that any abbreviated copyright and/or association of the Property with another third-party trade mark shall be subjected to the written prior approval of the Licensor.

11.2	Any existing or future copyright design right or goodwill or other rights resulting from the activities of the Licensee or its agents suppliers or staff which exist in the CODAs that are derivative works of the Property or the Materials and which reproduce or contain features of shape form configuration or pattern corresponding to any part of the Property and all rights other than those granted herein shall be owned equally among Licensor and the third-party collaborator in equal shares. Additionally, any intellectual property rights which may exist in the works of third-party collaborators (e.g. music, video, digital art) that are included along with the Property in the CODAs shall remain the exclusive property of the original owner.

11.3	The Licensee acknowledges that ownership of all rights in the Property and any trademark or housemark or logo or house or product style of presentation (including but not limited to any specifically designed typefaces) relating to the Property including goodwill therein are reserved to the Licensor, that the Licensee shall not acquire any title or interest of whatsoever nature therein as a result of the Licensee’s use thereof and all such use by the Licensee shall ensure for the sole benefit of and be held on trust for the Licensor.

11.4	The right to apply for registration or any further amendment or re-enactment thereof, of any design the subject of or arising by reason of any exercise of the Rights and the right to register maintain or renew said registration or any other trademarks forming part of the Property are strictly reserved to the Licensor. Licensor shall use best efforts to maintain all trademark, copyright, design right, patent or other rights in the Property, to ensure Licensee obtains the benefit of the Licence.

11.5	Notwithstanding the foregoing the Licensee agrees to cooperate with the Licensor in the filing, at the cost of the Licensor, of any application for registration of any design or trademark and for recording the Licensee as a User or equivalent of any such trademark or the registration of any design utility model or other intellectual property right relating to the Property. The Licensee shall do or execute any act or document, at the cost of Licensor, as may be required for any such application as the Licensor may deem necessary or desirable.

11.6	The Licensee agrees to assist the Agent and Licensor to the extent necessary to protect the copyright, trademark and any other rights licensed hereunder. For that purpose, the Licensor may, if it so desires, but at the Licensor’s cost, commence and prosecute any infringement suits or other litigation in its own name or, at the Licensor’s sole cost, in the name of the Licensee or join the Licensee as a party thereto. The Licensee shall promptly notify the Agent in writing of any infringements or imitations of the Materials that may come to the Licensee’s attention and the Licensor shall have the right to determine whether or not any litigation shall be instituted in connection therewith. The Licensee shall not institute any suit or take any action relative to any such infringement or imitations without first obtaining the written consent of the Licensor to do so. Except as otherwise agreed, the Licensee shall be entitled to no share or interest in the net proceeds, by way of damages or otherwise, of any claim against a suspected infringer of any rights in the Property.

Licensee Agreement POMASE – Tesseract Collective, Inc.	6/15

11.7	Should the Licensee at any time during the Licence Period challenge the Licensor’s right to grant the Rights to the Licensee or the validity of the Property or Rights the Agent shall be entitled to terminate this Agreement and the Licence forthwith.

12.	EXTENT AND LIMITATION OF RIGHTS

12.1	The provisions of this Agreement shall be binding on and shall inure to the benefit of the parties hereto, and their heirs, administrators, successors and permitted assigns.

12.2	This Licence is limited to the CODA Merchandise as defined in the Schedule to be sold in accordance with the terms hereof.

13.	BEST ENDEAVOURS

13.1	Throughout the Territory the Licensee shall use its best endeavours to exploit and promote the sale of the CODA Merchandise to the best advantage.

13.2	The CODAs shall be on sale to the public within the Initial CODA Merchandise Sales Date unless otherwise agreed in writing by the Agent.

13.3	The Licensee undertakes to:

13.3.1	manufacture, sell and distribute the CODA Merchandise in an ethical manner and in accordance with the terms and intent of this Agreement;

13.3.2	not create any expenses chargeable to the Licensor without the prior written approval of the Licensor and/or the Agent;

13.3.3	protect to the best of its ability its right to manufacture, sell and distribute the CODAs and CODA Merchandise hereunder;

13.3.4	comply with all laws and regulations relating or pertaining to the manufacture, sale, advertising or use of the CODA Merchandise and to maintain the highest quality and standards and to comply with any regulatory agencies which shall have jurisdiction over the CODA Merchandise

13.3.5	not attempt to gain any rights in or to the Property that may conflict with the rights of the Licensor.

13.3.6	The Licensee declares its full respect of the UNICEF charter relating to the childhood protection and hereby declares having no business relations with company or entity of any kind which would not comply with this charter.

14.	CREATION AND DEVELOPMENT OF CODAS BY THIRD PARTIES

14.1	If the Licensee desires to have any CODAs or components thereof created or developed by a third party, the Licensee must notify the Agent and/or the Licensor of the name and address of such third-party involved and the content and terms of the Licensee’s proposed agreement with the manufacturer and obtain the Licensor’s prior written permission to do so. If the Licensee does not obtain the prior written permission of the Licensor, this manufacture could be considered as a breach.

14.2	In the event any such third party manufacturer utilises the CODAs or the Property for any unauthorised purpose, the Licensee shall without prejudice to the Licensor’s right to terminate the agreement by reason of such breach, co-operate fully in bringing such utilisation to an immediate halt. Should the actions of the third party manufacturer subject Licensor to any penalty or expense, the Licensee will fully compensate the Licensor therefor.

15.          TERMINATION

15.1	In addition to the Agent’s and Licensor’s right to terminate this Licence Agreement under Clauses 9.6, 11.7, above and below the Agent and Licensor may forthwith terminate this Agreement by giving notice in writing if the Licensee shall fail to make payment of Guarantees or Royalties under this Agreement or payment of any other sum due to the Agent on behalf of the Licensor lawfully in connection with this Agreement and that Licensee shall fail to cure the deficiency within thirty 30) days after receipt of notice from Licensor or Agent.

Licensee Agreement POMASE – Tesseract Collective, Inc.	7/15

15.2	If the Licensee shall become bankrupt or insolvent or shall enter into liquidation (other than voluntary liquidation for the purpose of amalgamation) or shall enter into an arrangement or composition with its creditors or shall have a Receiver or Administrator or Administrative Receiver appointed or shall undergo the equivalent procedure in its home country or shall be amalgamated with or become a subsidiary of any other company or be purchased by a person, firm, company, corporation or other organisation without the prior written approval of the Licensor, such approval not to be unreasonably withheld or delayed, then this Agreement shall immediately and without notice from the Agent and Licensor absolutely determine and cease to have effect.

15.3	Termination of this Agreement shall be without prejudice to the rights and remedies of the Agent and Licensor in respect of any antecedent breach by the Licensee of any of its obligations under this Agreement or in respect of the payment of Royalties or Guarantees due.

16.	EFFECT OF EXPIRY AND TERMINATION

16.1	Upon termination by the Agent and Licensor only for a material breach as set forth herein, the Licensee’s right to exercise the Rights in respect of the CODAs shall immediately cease and have no further force or effect save and limitedto the expiration of all Sub-Licensing deals then in effect. .

16.2	Upon expiry or termination for whatever reason any unsatisfied Guarantees pursuant to Clause 5.2 hereof shall immediately become payable to the Agent on behalf of the Licensor in full.

16.3	The Licensee further agrees with the Licensor that following such expiration or termination pursuant to any of the terms hereof:

16.3.1	Intentionally deleted.

16.3.2	the provisions of Clauses 5, 6, 7, 8, 11, 15, 16, 17, 18, 19, 21, 23, 24, 25 and 26 shall survive such expiry or termination and shall continue in full force and effect.

16.3.3	the Licensee shall cease all use of the Property (save as allowed by Clause 16.1 hereof) and shall consent to the cancellation of each and every registration or recordal of the Licensee as a permitted or registered user of the Property or any part thereof.

17.	INSURANCE

17.1	The Licensee shall obtain and maintain, at its own expense, adequate commercial insurance in an amount of not less than the sum specified in the Schedule naming the Licensor as beneficiary and providing protection against any and all claims demands suits or causes of action arising out of any alleged defects in the CODA Merchandise or any use thereof. Evidence of such insurance shall be furnished by the Licensee to the Agent and/or the Licensor promptly following execution of this Agreement and prior to the sale or distribution of any CODAs and/or CODA Merchandise. Any proposed change in the Licensee’s insurance shall be submitted to the Licensor for its prior approval. The Licensee shall instruct its insurer in writing with a copy to the Licensor to notify the Licensor directly in the event that the insurance shall cease or lapse. The Licensee shall notify the Licensor of all claims made to it and notified to its insurer and relating to the CODA Merchandise. The Licensee shall also notify the Licensor promptly of any circumstances which might reasonably be considered likely to result in a claim.

18.	WARRANTIES

The Licensor hereby warrants to and with the Licensee that it has the full right, power and authority and is entitled to grant the Rights hereunder and copyright in the Property is and will remain valid and subsisting throughout the Territory and does not and will not infringe the copyright of any third party.

The Licensee hereby warrants that he has fully complied, and will fully comply hereafter with the requirements of all applicable laws, regulations, rules and other ordinances issued by any authority related to the subject matter of this Agreement and to the performance of Licensor’s obligations.

The Licensee hereby warrants making appear, on or in association with all CODAs, the copyright and trademark, as well as the logos, subjected to clause 11.1 above.

Licensee Agreement POMASE – Tesseract Collective, Inc.	8/15

The licensee makes a commitment to commercialize products of very good quality, non-hazardous, respecting the prestige of the Property.

19.	INDEMNITIES

The Licensee agrees to indemnify the Agent and/or the Licensor against all actions, suits, claims, demands, expenses, costs (including legal costs) and damages (direct or indirect) which either or both may incur suffer or sustain as a result of use of the Materials or relating to the exercise by the Licensee of the Rights herein granted and whether arising out of any matter or thing approved by the Agent and/or the Licensor hereunder or not.

The Licensor agrees to indemnify the Licensee against all actions, suits, claims, demands, expenses, costs (including legal costs) and damages (direct or indirect) that it may incur suffer or sustain as a result of third-party claims arising from or relating to: (i) Licensee’s use of the Property; and/or (ii) license grants of the Property to third-parties

20.	AGENCY

The Licensor hereby authorises and empowers the Agent act on the Licensor’s behalf in all matters arising out of this Agreement unless the Licensee is notified in writing otherwise by the Licensor.

21.	WAIVER

No waiver (whether express or implied) by the Agent and or the Licensor of any breach by the Licensee of any of its obligations under this Agreement shall be deemed to constitute a waiver or consent to any subsequent or continuing breach by the Licensee of any such obligation.

22.	NOTICES

Unless otherwise stated every notice and other communication shall be addressed to the party at its address stated herein or to such addresses as the parties shall each subsequently advise to the other in writing and shall be deemed to have been received on the date upon which in the ordinary course of first class post it would have reached its destination.

23.	CONFIDENTIALITY

The Parties acknowledge that all information exchanged between them that has been identified as “Confidential” in nature as well as the terms of this Agreement are of a confidential nature and has or will have been communicated by the disclosing party in the strictest confidence on terms that require the receiving party not to divulge or permit such information to be divulged to third parties nor to permit such information to be used by third parties and that the receiving party shall not use such information so as to gain any unfair advantage over or compete with the disclosing party at any time whether before or after the expiry or termination of this Agreement.

24.	NON-ASSIGNABILITY

The Licensee acknowledges that this Agreement does not provide for a joint venture or partnership with the Licensor. The Licensee may not assign or transfer to another subsidiary of the same company group or dispose of any of the rights granted hereunder to any other party without the Licensor’s prior written consent except by operation of law or in connection with a transfer of substantially all of the assets of Licensee. Failure to obtain such consent shall be deemed a material breach of this Agreement.

25.	EXECUTION OF AGREEMENT

This Agreement shall be deemed invalid unless signed and returned to the Agent within thirty (30) days from the date its final form is agreed. It is a strict condition of this Agreement that the Licensee may not commence production of any articles comprising the CODAs or any Presentation Materials prior to the full execution of this Agreement by both parties hereto. In such an event, any and all Guarantees due hereunder shall become immediately due and payable as the Licensor’s liquidated damages, regardless of whether the Licensor also exercises its rights hereunder to terminate this Agreement because of such breach.

26.	WHOLE AGREEMENT

This Agreement constitutes the whole agreement between the Licensor, Agent and the Licensee and there are no promises, terms, conditions, obligations, representations or warranties, oral or written, expressed or implied other than those contained herein. This Agreement supersedes any previous agreement between the parties relating to the CODAs.

Licensee Agreement POMASE – Tesseract Collective, Inc.	9/15

27.	GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the laws of France and shall be subject to the jurisdiction of the Court of Paris

28.	FORCE MAJEURE

Neither Party shall be in breach of this Agreement nor liable for delay in performing, or failure to perform, any of its obligations under this Agreement, if such delay or failure result from events, circumstances or causes beyond its reasonable control. In such circumstances, the affected Party shall be entitled to a reasonable extension of the time for performing such obligations. If the period of delay or non-performance continues for three months, the Party not affected by such event may terminate this Agreement by giving 30 days’ written notice to the affected Party.

29.	COUNTERPARTS

This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. A facsimile or other electronically or digitally transmitted copy of a signature on any counterpart will be deemed an original.

Licensee Agreement POMASE – Tesseract Collective, Inc.	10/15

IN WITNESS WHEREOF, the parties hereto have signed this Agreement in triplicate as of the day and year first above written.

POMASE (the licensor)		Tesseract Collective, Inc. (the licensee)

Name (printed): Mr. Olivier d’ Agay		Name (printed): Mr. Richard Seet

Title: President		Title:	CEO

Date:	5/14/2023	Date:	5/14/2023

Signature:	/s/ Olivier d’ Agay	Signature:	/s/ Richard Seet

CARAVANSERAI PARTNERS SL (the Agent)

Name (printed): Mr. Guillem Rey

Title: Managing Director

Date:	5/14/2023

Signature:	/s/ Guillem Rey

Licensee Agreement POMASE – Tesseract Collective, Inc.	11/15

SCHEDULE I

Schedules to the Licensee Agreement between POMASE and Tesseract Collective, Inc.

1.	LICENSEE:	Tesseract Collective, Inc.

2.	DATED:	May 16, 2023

3.	THE PROPERTY IS:	The title “Le Petit Prince”, texts in short quotes, original artwork, sketches, designs, drawings, pictures, paintings and characters which appear in the masterwork “Le Petit Prince” book.

The property is under protection of either copyrights, either Trademarks or both according each country

5.	DISTRIBUTION CHANNELS:	All channels of distribution for CODAs and CODA Merchandise

6.	THE PERIOD OF THIS LICENCE:

FOR THE CREATION OF CODAS:
INITIAL TERM: THREE YEARS

YEAR 1: FROM: effective date To: January 31, 2024
YEAR 2: FROM February 1, 2024 To: January 31, 2025
YEAR 3: FROM: February 1, 2025 To: January 31, 2026

RENEWAL TERM: THREE YEARS

Licensee shall have the option to renew this Agreement for an additional renewal term of three (3) years provided that: (1) Licensee provides written notice of its intent to renew at least ninety (90) days prior to the expiration of the Initial Term; (2) Licensee is in good standing, has paid all sums due and owing to Licensor and is not in breach of this Agreement at the time of the exercise of the renewal; and (3) Licensee has achieved Gross Receipts of at least $ 2.0 million USD.

The financial terms of the Renewal Term shall remain as stated for the Initial Term.

FOR THE LICENSING OF CODA MERCHANDISE PURSUANT TO THE MASTER LICENSE GRANTED HEREIN:

INITIAL TERM: TEN YEARS

From the Effective Date until the Tenth (10th) Anniversary of the Effective Date

RENEWAL TERMS: TEN YEARS

First Renewal Term: Licensee shall have the option to renew this Agreement for a renewal term of ten (10) years provided that: (1) Licensee provides written notice of its intent to renew at least ninety (90) days prior to the expiration of the Initial Term; (2) Licensee is in good standing, has paid all sums due and owing to Licensor and is not in breach of this Agreement at the time of the exercise of the renewal; and (3) Licensee has paid to Licensor at least total proceeds of $2,000,000 USD during the Initial Term, which payment can be in combination of any of the following: $1,000,000 in Minimum Guarantee per schedule; extra $1,000,000 from the earned Royalties; or a makeup payment by Licensee to meet the $2,000,000 total due should the combination of the Minimum Guarantee and earned Royalties fall short.

Licensee Agreement POMASE – Tesseract Collective, Inc.	12/15

Second Renewal Term: Licensee shall have the option to renew this Agreement for an additional renewal term of ten (10) years provided that: (1) Licensee provides written notice of its intent to renew at least ninety (90) days prior to the expiration of the First Renewal Term; (2) Licensee is in good standing, has paid all sums due and owing to Licensor and is not in breach of this Agreement at the time of the exercise of the renewal; and (3) Licensee has paid to Licensor at least total proceeds of $1,000,000 USD during the First Renewal Term, which payment can be in combination of any of the following: extra $1,000,000 from the earned Royalties; or a makeup payment by Licensee to meet the $1,000,000 total due should the earned Royalties fall short.

Additional Renewal Terms: Licensee shall have the option to renew this Agreement for additional renewal terms of ten (10) years each, provided that: (1) Licensee provides written notice of its intent to renew at least ninety (90) days prior to the expiration of the Renewal Term then in-effect; (2) Licensee is in good standing, has paid all sums due and owing to Licensor and is not in breach of this Agreement at the time of the exercise of the renewal; and (3) Licensee has paid to Licensor at least total proceeds of $1,000,000 USD during the Renewal Term then in-effect, which payment can be in combination of any of the following: extra $1,000,000 from the earned Royalties; or a makeup payment by Licensee to meet the $1,000,000 total due should the earned Royalties fall short.

The financial terms of the Renewal Terms shall otherwise remain as stated for the Initial Term.

7.	THE TERRITORY IS:	Worldwide

8.	THE GRANTED LANGUAGE IS:	All languages

9.	RATES OF ROYALTY PAYABLE UNDER CLAUSE 5:

Royalty Rate: 7% of Licensee’s Net Profits

10.	THE BRAND NAME SPECIFIED IN

ACCORDANCE WITH CLAUSE 9.4:	“Le Petit Prince” and “The Little Prince”

11.	THE GUARANTEE PAYABLE	1 Million USD ($ 1,000,000 )

12.	SCHEDULE	The payment done to SOGEX in 2022 in the 2022 License Agreement of $ 150,000 USD which POMASE acknowledges has been received and satisfied is agreed by the Parties to be the first payment of the Guarantee

The payment done to SOGEX in 2023 in the 2022 License Agreement of $ 100,000 which POMASE acknowledges has been received and satisfied is agreed by the Parties to be the second payment of the Guarantee

Licensee Agreement POMASE – Tesseract Collective, Inc.	13/15

Contract Year 1: $ 300,000 USD, payable subject to the following schedule:

A payment of $100,000 USD on or before June 15th, 2023

A payment of $ 200,000USD on or before September 30th, 2023

Contract Year 2: $ 450,000 USD, payable in two equal instalments on 3/31/2024 and 9/30/2024

Contract Year 3: None

13.	FULL CREDITS AND COPYRIGHT NOTICE TO BE INCLUDED

ON LICENSED PROPERTY:	Le Petit Prince ® The Little Prince ® © Antoine de Saint - Exupéry Estate 2022 Licensed by POMASE through Caravanserai Partners SL

14.	ABBREVIATED COPYRIGHT	LPP ® © A. de Saint-Exupéry Estate 2022
Or LPP® © POMASE 2023

15.	NOTICE TO BE INCLUDED ON

ENCRYPTED DIGITAL ART PIECES WITH PRIOR

APPROVAL:

16.	LEGAL LINES:	Licensees shall include in the terms of the Platform for the drop of the Encrypted Digital Art Pieces:

●	The title “Le Petit Prince” in the granted language written in the calligraphy used in the book’s translation.

●	The brand “Le Petit Prince” in French, smaller than the title in the granted language and, if possible, this mention shall be independent of the copyright.

●	Next to the copyright, the title “Le Petit Prince” in the granted language and the mention “Le Petit Prince (R)”.

17.	AMOUNT OF COMMERCIAL

INSURANCE:	Remains TBD

18.	SPECIAL CONDITIONS:

1.	For the avoidance of doubt, Agent is appointed as Licensor’s Agent for the Property in the Territory. The Agent shall be responsible for all day to day servicing of this Agreement including royalty and guarantee collection and product development.

2.	All guarantees and royalties are to be paid in US Dollars.

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3.	This license does not include the personal effects, property, or name, image and likeness of Antoine de Saint-Exupéry (the “St. Ex Rights”).

POMASE (the licensor)

Name (printed) Olivier d’ Agay

Signature: /s/ Olivier d’ Agay

Tesseract Collective, Inc. (the licensee)

Name (printed): Richard Seet

Signature: /s/ Richard Seet

Licensee Agreement POMASE – Tesseract Collective, Inc.	15/15